SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ALLOS THERAPEUTICS, INC.

(Name of Subject Company)

ALLOS THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Paul Berns

Chief Executive Officer

11080 CirclePoint Road, Suite 200

Westminster, CO 80020

(303) 426-6262

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Allos Employee Letter

April XX, 2012

Dear XXX,

Today, we made an important announcement about the future of our company — we announced that we have entered into an agreement with Spectrum Pharmaceuticals under which Spectrum will acquire Allos.  The acquisition will take the form of a tender offer followed by a merger, and Allos will become a subsidiary of Spectrum.  Following the closing of the acquisition, Allos’ business will be integrated into Spectrum’s operations.  The joint press release we and Spectrum issued this morning and a list of Frequently Asked Questions, each providing further detail with respect to the tender offer and the merger, including the consideration to be paid to the stockholders of Allos, are attached for your reference.

For those of you not familiar, like Allos, Spectrum is a biotechnology company with a primary focus in hematology and oncology. Spectrum currently markets two oncology drugs: FUSILEV® and ZEVALIN®, and has additional drugs, apaziquone and belinostat, that are in late-stage development.  Spectrum also has a diversified pipeline of novel anti cancer drug candidates.

Spectrum shares our commitment to patients and their healthcare providers, and we believe FOLOTYN® will be a welcome addition to Spectrum’s commercial product offerings and growing diversified portfolio of development-stage drugs.  We are confident that Allos’ substantial product development and commercial experience in oncology will be a valuable asset for the combined company and will help FOLOTYN and ZEVALIN achieve their full market potential and improve the lives of the patients who rely on us.

We will have an all company meeting on [DATE at TIME] to provide further details regarding this transaction.  We will also hold other employee meetings with our senior leadership team in the near future to answer any questions you may have.

Between now and the closing of the transaction, which we expect to be in May 2012 depending on the number of shares of Allos common stock tendered into the tender offer, it will be critically important that our organization continues to perform with the same level of excellence and professionalism.  I know I can count on you all to continue your best efforts.

This transaction will likely generate interest from the media and other third parties.  As always, it is important for us to speak with one voice.  If you receive any inquiries from the media or other questions from outside Allos, please forward them to Monique Greer at mgreer@allos.com or call internal ext. 5268 or 720-236-5959 (cell).  In the meantime, feel free to reach out to your senior manager or any member of the senior staff regarding any questions you may have.

Thank you for your hard work and dedication — you have been and continue to be an integral part of our success.

Sincerely,

Paul Berns

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced.  This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Allos Therapeutics, Inc. (“Allos” or the “Company”). The solicitation and the offer to buy shares of Allos’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Spectrum Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc. (“Spectrum” or “Parent”), intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, Allos will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger.  Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Allos on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent and dealer manager named in the tender offer materials.  Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Allos under the “Investors” section of Allos’ website at www.allos.com.  Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Allos and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions.  Such forward-looking statements include the ability of the Company, Parent and Merger Sub to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 by and among Allos, Spectrum and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the

Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the filings of the Company with the SEC, especially in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 26, 2012 and in other periodic reports and filings with the Securities and Exchange Commission from time to time, including the Company’s Quarterly Reports on Form 10-Q.  The reader is cautioned not to unduly rely on these forward-looking statements.  The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Allos Employee FAQs

Today, we made an important announcement about the future of our company — we announced that we have entered into an agreement with Spectrum Pharmaceuticals under which Spectrum will acquire Allos.  The acquisition will take the form of a tender offer followed by a merger, and Allos will become a subsidiary of Spectrum.  Following the closing of the acquisition, Allos’ business will be integrated into Spectrum’s operations.

What does the execution of the merger agreement with Spectrum mean?

The execution of the merger agreement means that Spectrum has agreed to commence a tender offer to acquire all of the common stock of Allos, assuming specified conditions, including the tender by Allos stockholders of a minimum number of shares of Allos common stock (without such stockholders withdrawing their tenders), are satisfied.  Spectrum has also agreed that if the tender offer closes, assuming the satisfaction of certain conditions, Allos would become a subsidiary of Spectrum.

When will the tender offer and the acquisition close?

We anticipate that the tender offer, which Spectrum has agreed to commence within 12 days and keep open for a period of 20 business days, will close in May 2012, although the tender offer may be extended under certain circumstances specified in the merger agreement, which extensions would delay the closing of the tender offer.  Depending on the percentage of outstanding shares tendered into the tender offer, which will determine whether Allos will need to announce, hold and solicit proxies for a special meeting of Allos stockholders to vote on the acquisition, we anticipate that the acquisition will close either promptly following the tender offer or by the end of Q2 2012.

If the acquisition is successful, will it result in Allos employee layoffs?

No decisions have been made about the status of Allos employees at this time.  However, we anticipate that a number of Allos employees will be retained while some will be separated after the acquisition by Spectrum is completed.  Important elements of the acquisition are the continuation of FOLOTYN product performance and the potential synergies that Spectrum would realize by completing this acquisition.

How will decisions be made as to who is and who is not retained if the acquisition is completed?

It is too early in the process to be able to provide details about personnel decisions, but as the acquiring company, Spectrum will review which employees of Allos will or will not be retained.  Retention decisions determined by Spectrum will not be implemented until the acquisition has been completed. We recognize the difficulty and distraction that uncertainty may cause.  It is Spectrum’s objective to communicate promptly, directly and to treat people fairly.  We ask for your support and continued focus on executing the current business priorities at Allos during the acquisition.

When will I know if I have a job with the integrated company?

We expect to communicate to each employee his or her individual disposition (continued employment or separation) with Spectrum in due course after the acquisition is completed.

Could employees be asked to relocate in order to remain employed?

Yes, employees could be offered a position at a different location, including one of Spectrum’s offices in Henderson, Nevada or Irvine, California.  If asked, it will be the employee’s option to accept employment.

Will Allos’ offices in Westminster and Princeton be closed?

As the acquiring company, Spectrum will review all acquired assets and determine the feasibility of maintaining these locations.  It is too early to tell if these locations will be affected.  As these decisions are made, Spectrum will communicate its intentions to affected employees.

If I am separated from the company what severance / benefits can I expect?

The acquisition will be a “change in control” for Allos employees separated from Allos in connection with the transaction.  As a result, our change in control severance benefits policy will apply to separated employees, contingent upon the employee’s execution and return of a standard general release agreement.  Our change of control severance policy is summarized as follows, but you should refer to the policy itself or contact our HR department for further details or explanation:

•                  If you hold a position with Allos of director or above, Allos will pay you a lump-sum cash payment equal to (i) six (6) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with Allos, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

•                  If you hold a position with Allos below director, Allos will pay you a lump-sum cash payment equal to (i) three (3) months of your base salary then in effect (excluding overtime and bonuses) plus an additional two (2) weeks base salary for each twelve (12) months of continuous service with Allos, up to a maximum of fifty-two (52) weeks, plus (ii) your target bonus award for the year in which your employment terminates, prorated through the date of termination.

•                  Payment of premiums for your group health insurance COBRA (medical, dental and vision) continuation coverage after the date of termination for the number of weeks that are used to determine the amount of your cash severance as described above.

•                  Outplacement assistance through an outside organization as a resource to aid in your career transition.

What happens to our current Allos benefit and compensation programs?

Current benefits and compensation programs at Allos will continue until further notice.  We expect more specific information will be provided by Spectrum as it becomes available.

What happens to our Allos stock options and RSUs?

If the tender offer to be commenced by Spectrum is consummated, then upon such consummation, all outstanding “in the money” stock options (meaning stock options with a per share exercise price less than the cash portion of the consideration per share payable at the closing of the tender offer) and all restricted stock units issued to you will be accelerated and cancelled in exchange for the right to receive the amounts described below, while “out of the money” options (those options with a per share exercise price equal to or greater than the cash portion of the consideration per share payable at the closing of the tender offer) will be cancelled without any payment.  For each “in the money” option, you will be entitled to receive the difference between the cash portion of the consideration that would otherwise be payable in the tender offer for the underlying shares of common stock and the aggregate exercise price of the option, net of withholding, plus one contingent value right for each underlying share.  For each RSU, you will receive the cash portion of the consideration that would otherwise be payable in the tender offer for the underlying shares of common stock, net of withholding, plus one contingent value right for each underlying share.

Will I be eligible for a bonus in 2012?

If an employee is separated as a result of the acquisition, any applicable 2012 bonus will be governed by the change in control severance policy, which specifies that at the time of separation, the employee will be eligible for their prorated 2012 bonus through the separation date.  Home office employees remaining with the integrated company following the consummation of the acquisition may be eligible for a 2012 bonus in 2013.  Field sales employees remaining with the integrated company following the consummation of the acquisition will continue to be eligible for quarterly sales incentive compensation.

What do I do now?

From a work perspective it is business as usual.  We ask that you stay focused and continue to work to meet your business objectives.  There will be regular and on-going communications in regard to integration activities as we move forward.

# # #

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced.  This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Allos Therapeutics, Inc. (“Allos” or the “Company”).  The solicitation and the offer to buy shares of Allos’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Spectrum Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc. (“Spectrum” or “Parent”), intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, Allos will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger.  Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Allos on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent and dealer manager named in the tender offer materials.  Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Allos under the “Investors” section of Allos’ website at www.allos.com.  Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Allos and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions.  Such forward-looking statements include the ability of the Company, Parent and Merger Sub to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 by and among Allos, Spectrum and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the filings of the Company with the SEC, especially in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 26, 2012 and in other periodic reports and filings with the Securities and Exchange Commission from time to time, including the Company’s Quarterly Reports on Form 10-Q.  The reader is cautioned not to unduly rely on these forward-looking statements.  The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

April XX, 2012

Dear Valued Partner,

I want to personally inform you that on [DATE] we announced that Allos Therapeutics has entered into an agreement with Spectrum Pharmaceuticals, under which Spectrum will acquire Allos.  The acquisition will take the form of a tender offer followed by a merger, and Allos will become a subsidiary of Spectrum.  Spectrum is a publicly-traded biotechnology company with a primary focus in hematology and oncology. Spectrum currently markets two oncology drugs that you may be familiar with, FUSILEV® and ZEVALIN®, and also has additional drugs, apaziquone and belinostat, that are in late-stage development.  Spectrum also has a diversified pipeline of novel drug candidates.  You can find more details about Spectrum and this proposed transaction in the attached joint press release of Allos and Spectrum, and at Spectrum’s website at www.sppirx.com.

We believe that this transaction represents an excellent path toward building a stronger company and generating significant value for stockholders, growth opportunities for our employees and enhanced service to customers.

We recognize that you, our valued business partner, are essential to Allos’ ability to deliver on our commitment to patients, which Spectrum also believes.  In recent years, you have played a critical role in bringing FOLOTYN® (pralatrexate injection) to patients.  As we move closer to the proposed closing of the transaction, you will have an opportunity to talk with representatives of Spectrum and Allos who will play a role in the business post-closing.

It will remain business as usual until this transaction closes, which is expected to be completed in May 2012.  We will continue to update you with additional information as we move forward with Spectrum.  In the meantime, if you have any questions, please contact your Allos representative or                      at XXX-XXX-XXXX.

Thank you for your continued commitment to our organization.

Sincerely,

Paul L. Berns

President and Chief Executive Officer of Allos Therapeutics, Inc.

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced.  This filing is neither an offer to buy nor a solicitation of an offer to sell any securities of Allos Therapeutics, Inc. (“Allos” or the “Company”). The solicitation and the offer to buy shares of Allos’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Sapphire Acquisition Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc. (“Spectrum” or “Parent”), intends to file with the Securities and Exchange Commission (the “SEC”).  In addition, Allos will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger.  Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of Allos on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, from the information agent and dealer manager named in the tender offer materials.  Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by Allos under the “Investors” section of Allos’ website at www.allos.com.  Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of Allos and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.”  These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions.  Such forward-looking statements include the ability of the Company, Parent and Merger Sub to complete the transactions contemplated by the Agreement and Plan of Merger dated as of April 4, 2012 by and among Allos, Spectrum and Merger Sub (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement.  The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.  Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including those set forth in the filings of the Company with the SEC, especially in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 filed with the SEC on March 26, 2012 and in other periodic reports and filings with the Securities and Exchange Commission from time to time, including the Company’s Quarterly Reports on Form 10-Q.  The reader is cautioned not to unduly rely on these forward-looking statements.  The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.